UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB / A

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       (UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934)


                           CORBETT LAKE MINERALS, INC.
             ------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                 Incorporated in the State of Nevada                       91-2008331
--------------------------------------------------------------   -----------------------------------
(State or other jurisdiction of incorporation or organization)   (I.R.S Employer Identification No.)


  Suite 1500, 885 West Georgia Street, Vancouver, B.C.                 V6C 3E8
  ----------------------------------------------------                 -------
        (Address of principal executive offices)                      (Zip Code)

Issuer's telephone number (604) 687 - 0717
                          ---------------------


Securities to be registered pursuant to Section 12(b) of the Act:

 TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH REGISTERED

         None                                              N/A
 -------------------                   -----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                    Common Capital Shares - $0.001 par value
             ------------------------------------------------------
                                (Title of Class)

                           CORBETT LAKE MINERALS, INC.

                                TABLE OF CONTENTS

PART I                                                                                                         Page
                                                                                                               ----
     Item 1.   Description of Business...........................................................................3
               (a)  Business Development.........................................................................3
               (b)  Business of the Company......................................................................3
     Item 2.   Plan of Operation.................................................................................4
     Item 3.   Description of Property...........................................................................4
     Item 4.   Security Ownership of Certain Beneficial Owners and Management....................................5
               (a)  Security Ownership of Certain Beneficial Owners..............................................5
               (b)  Security Ownership of Management.............................................................5
               (c)  Changes in Control...........................................................................6
     Item 5.   Directors, Executive Officers, Promoters and Control Persons......................................6
               (a)  Identify Directors and Executive Officers....................................................6
               (b)  Identify Significant Employees...............................................................6
               (c)  Family Relationships.........................................................................6
               (d)  Involvement in Certain Legal Proceedings.....................................................6
     Item 6.   Executive Compensation............................................................................7
     Item 7.   Certain Relationships and Related Transactions....................................................8
               (a)  Relationships with Insiders..................................................................8
               (b)  Transactions with Promoters..................................................................8
     Item 8.   Description of Securities.........................................................................8
               (a)  Common or Preferred Stock....................................................................8
               (b)  Debt Securities..............................................................................8
               (c)  Other Securities to be Registered............................................................9

PART II

     Item 1.   Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters.......9
               (a)  Market Information...........................................................................9
               (b)  Holders......................................................................................9
               (c)  Dividends....................................................................................9
     Item 2.   Legal Proceedings.................................................................................9
     Item 3.   Changes in and Disagreements with Accountants.....................................................9
     Item 4.   Recent Sale of Unregistered Securities...........................................................10
     Item 5.   Indemnification of Directors and Officers........................................................10

PART F/S........................................................................................................11

PART III

     Items 1 and 2.  Index to and Description of Exhibits.......................................................11

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

(A)      BUSINESS DEVELOPMENT

Corbett Lake Minerals, Inc. (the "COMPANY") was incorporated under the laws of the State of Nevada on March 3, 1999. The Company has not been involved in any bankruptcy, receivership or similar proceedings. There has been no material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of the Company's business.

(B)      BUSINESS OF THE COMPANY

The Company is a mineral exploration and development company. The Company owns an option to acquire a 100% undivided interest in the CP 1-12 mineral claims, Nicola Mining Division, British Columbia, Canada (the "CP CLAIMS"). The Company owns no other assets. An exploration report on the CP Claims prepared by Douglas
H. Hopper, Consulting Geologist, dated February 8, 1999, recommends the staking of 17 additional claims on three sides of the CP Claims group at a cost of CDN$1,700, and a geochemical survey with an estimated cost of CDN$10,000.

At this time, the Company has no products or services. Accordingly, there is no requirement for any government approval of the Company's principal products or services.

The Company's current business will not be materially affected by any existing or probable governmental regulations, including any applicable environmental laws. The Company's exploration program will be governed by the Mineral Exploration Code of British Columbia. The purpose of this code is to establish standards for mineral exploration and development and to manage exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. However, the Mineral Exploration Code will not apply to the Company provided that the work to be done as part of its exploration program does not involve any mechanical disturbance of the surface of the CP Claims. Such exempt work includes prospecting using hand tools, geological and geochemical surveying, airborne geophysical surveying, ground geophysical surveying without the use of exposed, energized electrodes, hand trenching without the use of explosives, and establishment of grid lines that do not require the felling of trees. If the Company does any work on the CP Claims that is not exempt it will need to comply with the Mineral Exploration Code and obtain the applicable permits. At this time, all of the proposed work in Phase 1 of the Company's exploration program is exempt work.

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than the Company for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

No funds have been spent on research and development activities since the date of the Company's incorporation.

The Company is not a party to any material contracts other than the Option Agreement and the Assignment Agreement under which the Company acquired its interest in the CP Claims. See Exhibits 6.1 - Option Agreement and 6.2 - Assignment Agreement.

The Company has a total of one employee who is a part time employee.

ITEM 2.  PLAN OF OPERATION.

The Company has not had any revenues generated from its business operations since its incorporation.

The Company's twelve-month plan of operation is to complete the recommended exploration program on the CP Claims. An exploration report on the property prepared by Consulting Geologist, Douglas H. Hopper, dated February 8, 1999 recommends the staking of 17 claims on three sides of the CP Claims group at a cost of CDN$1,700. The report also recommends a geochemical survey with a total length of 12,000 metres at a 200 metre grid spacing. The recommended budget for soil sampling including analysis and interpretation is CDN$10,000. The soil samples will be analyzed for a multi element suite, which will include gold and silver.

The Company can satisfy its cash requirements for the next 12 months without having to raise additional funds.

The Company (i) will not be  undertaking  any product  research or  development;
(ii) will not be purchasing any plant or significant equipment; and (iii) does not expect significant changes in the number of its employees.

Year 2000 Issues

To date, neither the Company nor its suppliers or other providers of goods and services have experienced any problems caused by the Year-2000 issues. In preparing for the Year 2000, the Company's costs were minimal and immaterial. The Company does not anticipate that it will incur any material cost or that Year-2000 issues will materially affect its operations, however, the Company cannot be sure that Year-2000 issues will not adversely affect its operations.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company's sole asset is an exclusive and irrevocable option to acquire a 100% undivided interest in the CP Claims. The CP Claims are located at the end of Corbett Lake which is 10 miles southeast of Merritt, British Columbia (120(degrees) 30' West Longitude and 50(degrees) 01' North Latitude).

The CP Claims are mineral properties in the early stage of development. The surrounding area is one of rolling, upland pasture with stands of poplar, fir and pine with elevation ranging from 3,600 to 4,100 feet. Soil geochemistry at the North end of Corbett Lake indicates a large, but unproven, copper anomaly. The mining property covered by the CP Claims has an exploration target that is 2,000 metres long with varying widths along the strike length. The northeast corner of the CP Claims is open ground and on the edge are trenches, shafts and old geochemical anomalies. The CP Claims are free and clear of any claims and are in good standing with the applicable regulatory authorities. All payments to be made on the CP Claims have been made, including all payments to be made to date pursuant to the terms and conditions of the Option Agreement.

On July 20, 1999, the owner of the CP Claims, Gerry Diakow, and Wet Coast Capital Corporation entered into an Option Agreement for the CP Claims. The purchase price for the 100% undivided interest in the CP Claims includes a payment of CDN$7,500 to the owner, which has been made by Wet Coast Capital Corporation and the financing of the recommended work program in the amount of $1,700 for additional staking and $10,000 for the proposed geochemical survey. See Exhibit 6.1 - Option Agreement for more information.

Wet Coast Capital Corporation then assigned all of its interest in the Option Agreement to the Company in consideration of the payment of $10,000. See Exhibit
6.2 - Assignment Agreement for more information. To exercise the option and acquire its 100% undivided interest in the CP Claims, the Company must finance the recommended work program by July 20, 2000. The Option Agreement is silent with respect to default and termination by the owner. The Option Agreement may only be terminated by the Company.

The Company operates from its offices at 1500 - 885 West Georgia Street, Vancouver, British Columbia, Canada. Space is provided to the Company on a rent free basis by Mercer Capital Corp. and it is anticipated this arrangement will remain until December 31, 2000. In the opinion of the management of the Company, this office space will meet the needs of the Company for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(A)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS (MORE THAN 5%)

=============================================================================================================
                 (1)                         (2)                            (3)                    (4)
            TITLE OF CLASS           NAME AND ADDRESS OF            AMOUNT AND NATURE OF         PERCENT
                                       BENEFICIAL OWNER             BENEFICIAL OWNER [1]       OF CLASS [2]
-------------------------------------------------------------------------------------------------------------
                                Jason John
        Common                  301 - 2483 Yew Street                    7,000,000                58.33%
        Capital Shares          Vancouver, B.C.  V6K 3H3
=============================================================================================================

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.
[2] Based on 12,000,000 Common Capital Shares issued and outstanding as of April 6, 2000.



(B)      SECURITY OWNERSHIP OF MANAGEMENT

=============================================================================================================
                 (1)                         (2)                            (3)                    (4)
            TITLE OF CLASS           NAME AND ADDRESS OF            AMOUNT AND NATURE OF         PERCENT
                                       BENEFICIAL OWNER             BENEFICIAL OWNER [1]      OF CLASS [2]
-------------------------------------------------------------------------------------------------------------
                                Jason John
        Common                  301 - 2483 Yew Street                    7,000,000               58.33%
        Capital Shares          Vancouver, B.C.  V6K 3H3
-------------------------------------------------------------------------------------------------------------

        Common                  Directors and Executive                  7,000,000               58.33%
        Capital Shares          Officers (as a group)
=============================================================================================================

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.
[2] Based on 12,000,000 Common Capital Shares issued and outstanding as of April 6, 2000.

(C)      CHANGES IN CONTROL

The Company is not aware of any arrangement that may result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(A)      IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

Mr. Jason John is the sole director of the Company and is 32 years old. Mr. John is also the president, secretary and treasurer of the Company. Mr. John has held the positions of sole director, president, secretary and treasurer since April 6, 1999.

A director of the Company holds office until (i) the next annual meeting of the stockholders, (ii) his successor is elected and qualified, or (iii) he resigns.

Mr. John holds no other directorships in any other reporting company.

The following is Mr. John's business experience for the past five years.

         ENSIGN DRILLING - December, 1997 to present
         2001 - 4th Street, Nisku, Alberta
         Assistant Driller

         SHAFTSBURY'S BREWING CO. - October, 1997 to February, 1998 7989 - 82nd Street, Ladner, B.C.
         Promotions

         GREY BEVERAGE - April, 1993 to July, 1997
         747 Chester, Annacis Island, B.C.
         Account Manager, Merchandising, Delivery

(B)      IDENTIFY SIGNIFICANT EMPLOYEES

Mr. John is the Company's only significant employee.

(C)      FAMILY RELATIONSHIPS

There are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

(D)      INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         (1) No bankruptcy petition has been filed by or against any business of which Jason John was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

         (2) Jason John has never been convicted in a criminal proceeding and is not subject to a pending criminal proceeding (excluding traffic violations and other minor offences).

         (3) Jason John has never been subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

         (4) Jason John has never been found by a court of competent jurisdiction (in a civil action), the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, that has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION.

The Company has paid no compensation to any of its named executive officers since the date of incorporation.

                           SUMMARY COMPENSATION TABLE

                                                                                  Long-term compensation
                                                                  --------------------------------------------------
                                        Annual compensation         Awards             Payouts
                                        -------------------         ------             -------
                                                        Other                    Securities
                                                        annual     Restricted    underlying               All other
                                                        compen       stock        options/        LTIP     compen
   Name and principal               Salary    Bonus    -sation       awards         SARs        Payouts   -sation
        position            Year     ($)       ($)        ($)         ($)           (#)          ($)         ($)
           (a)              (b)      (c)       (d)        (e)         (f)           (g)          (h)         (i)
--------------------------------------------------------------------------------------------------------------------
Trent Jordan CEO            1999     none      none      none        none          none         none        none
Mar 1999-Apr 1999
--------------------------------------------------------------------------------------------------------------------
Jason John, CEO             1999    10,000     none      none        none          none         none        none
Apr 1999-Present            2000     none      none      none        none          none         none        none
--------------------------------------------------------------------------------------------------------------------

Since the Company's incorporation, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced. Currently, there are no arrangements between the Company and any of its directors whereby such directors are compensated for any services provided as directors.

Except for the Employment and Services Agreement with Jason John, there are no other employment agreements between the Company and any named executive officer. See Exhibit 6.3 - Employment and Services Agreement for more information. Under this agreement, Mr. John may draw a salary of $15,000 per year at his discretion for providing managerial services such as management of the development and establishment of operational strategies for the implementation of the Company's business plan. Also, the Company will reimburse Mr. John for all travelling and other expenses. The agreement is for a term of two years renewable for an additional one year at the sole discretion of the Company. Either party giving five days' notice may terminate the agreement. Mr. John is not allowed to assign the agreement.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(A)      RELATIONSHIPS WITH INSIDERS

The only material transaction undertaken by the Company since its incorporation is its acquisition of an interest in the CP Claims. No member of management, executive officer or security holder had any direct or indirect interest in this transaction.

(B)      TRANSACTIONS WITH PROMOTERS

Mr. Jason John is the only promoter of the Company. Jason John subscribed for and was issued 7,000,000 Common Capital Shares of the Company at $0.001 per share. Mr. John also receives a discretionary salary and is reimbursed for expenses. See "Item 6. - Executive Compensation" above and "Item 4. - Recent Sale of Unregistered Securities" below for more information. Mr. John has not received any other assets from the Company and does not own any shares indirectly.

ITEM 8. DESCRIPTION OF SECURITIES.

(A)      COMMON OR PREFERRED STOCK

The authorized common stock of the Company is 200,000,000 Common Capital Shares with a par value of $0.001 per share, of which 12,000,000 shares are issued and outstanding as of the date of this filing. All of the issued and outstanding Common Capital Shares are fully paid and non-assessable. There is no preferred stock authorized.

All shares have equal voting rights and, when validly issued, are entitled to one vote per share in all matters to be vote upon by the stockholders. The shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding Common Capital Shares represented at any stockholder meeting at which a quorum is present, will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining Common Capital Shares will not be able to elect any directors. In the event of liquidation of the Company, each stockholder is entitled to receive a proportionate share of the Company's assets after distribution in full of preferential amounts, if any. Holders of Common Capital Shares are entitled to share rateable in dividends, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available for dividend payments.

There is no provision in the Company's constating documents that would delay, defer or prevent a change in control of the Company.

(B)      DEBT SECURITIES

The Company is not offering any debt securities.

(C)      OTHER SECURITIES TO BE REGISTERED

The Company is not registering any other securities of its capital at this time other than its Common Capital Shares.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A)      MARKET INFORMATION

The Company's Common Capital Shares do not trade on a public trading market and is not quoted at the present time.

Currently, there are no Common Capital Shares that (i) are subject to outstanding options or warrants to purchase, or securities convertible into, Common Capital Shares; (ii) the Company has agreed to register under the Securities Exchange Act of 1934; or (iii) are or have been proposed to be publicly offered by the Company.

As of the date of this filing, none of the issued and outstanding shares of the Company's Common Capital Shares are subject to any trading restriction or limitation under Rule 144 promulgated under the Securities Exchange Act of 1933.

(B)      HOLDERS

The Company has 21 holders of record of Common Capital Shares as of the date of this filing.

(C)      DIVIDENDS

No dividends have been declared on the Company's Common Capital Shares.

Except for the lack of funds, there are no restrictions that limit the ability of the Company to pay dividends on the Company's Common Capital Shares.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any pending legal proceedings, and to the best of the Company's knowledge, the CP Claims are not the subject of any pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company's principal independent accountant, Davidson & Company, Chartered Accountant, has not changed since the date of incorporation and there have been no disagreements with the Company's principal independent accountant.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES.

On March 15, 1999, the Board of Directors authorized the issuance of 7,000,000 Common Capital Shares at $0.001 and 5,000,000 Common Capital Shares at $0.01 to private investors for a total offering price of $57,000. The Company relied upon
Section 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D. This offering was not accompanied by any general advertisement or any general solicitation. The Company received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers had bought the shares for their own investment account. The 12,000,000 Common Capital Shares were issued for investment purposes in a "private transaction".

The following is a list of the subscribers that subscribed for shares in the March 15, 1999 private placement.

                               NAME OF SUBSCRIBERS

      Jason John                Michael Fediuk              Perry Gorgounis

      Trent Jordan              Liana Laurino               Sam Magid
      Arron Fediuk              Rosemary Renix              Jeff Hunter
      Kent Jawant               Candis Stuart               Kevin Puil
      Event Horizon Ltd.        Kirby Oikawa                Stephanie Tait
      Swordfish Capital         Steele Jordan               Paul Williams
      Orcus Global Inc.         Lauren Gorgounis            Joe Stuart


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Articles Twelve of the Articles of Incorporation and Article 11 of the By-Laws of the Company set forth certain indemnification rights. The By-Laws of the Company provide that the Company will indemnify its directors and officers from any action, suit or proceeding, whether civil, criminal, administrative, or investigative to the extent that indemnification is legally permissible under the laws of Nevada. The By-laws further provide that any expenses of the directors and officers incurred in defending an action, suit, or proceeding must be paid by the Company as these expenses are incurred and in advance of the final disposition of the action, suit, or proceeding provided the director or officer provide an undertaking to repay any amount if a court finds that the director or officer is not entitled to be indemnified.

The Company may also purchase and maintain insurance for the benefit of any director or officer who is or was a director or officer of the Company and such insurance may cover claims for which the Company could not indemnify such director or officer. Currently, the Company has not purchased any such insurance.

The By-Laws also provide that the directors may adopt other by-laws regarding indemnification and may amend the by-laws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

The Articles of the Company provide that no director or officer is personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, with the exception that the directors and officers may be held liable to the Company or its stockholders for acts or omissions that involve intentional misconduct, fraud, a knowing violation of law, or the payment of dividends in violation of the Nevada Revised Statutes.

The Nevada Private Corporations Act provides that the Company may indemnify its directors and officers if the directors and officers acted in good faith and in a manner the directors and officers believed to be in the best interest of the Company and had no reasonable cause to believe the conduct was unlawful.

Except as referred to above, no controlling person, director or officer of the Company is insured or indemnified by any statute, charter provisions, by-laws, contract or other arrangement.

                                    PART F/S

The audited financial statements of the Company and related notes which are included in this registration statement have been examined by Davidson & Company, Chartered Accountants, and have been included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting. Additionally, the interim unaudited finacial statements for the period ended March 31, 2000 are included in this registration statements as prepared by Davidson & Company, Chartered Accountants.


                                    PART III

ITEMS 1 AND 2.        INDEX TO AND DESCRIPTION OF EXHIBITS.

EXHIBIT                                               DESCRIPTION
-------                                               -----------
Exhibit A             1.       Audited Financial Statements for the period ended                   Filed
                               December 31, 1999
                      2.       Unaudited Financial Statements for the period ended                 Included
                               March 31, 2000
Exhibit 2.1           Corporate Charter                                                            Filed
Exhibit 2.2           Articles of Incorporation                                                    Filed
Exhibit 2.3           By-Laws                                                                      Filed
Exhibit 3             Instruments defining the rights of security holders                          None
Exhibit 5             Voting Trust Agreement                                                       None
Exhibit 6.1           Option Agreement dated July 20, 1999 between Wet Coast Capital Corporation
                        and Gerry Diakow                                                           Filed
Exhibit 6.2           Assignment Agreement dated July 20, 1999 between Wet Coast Capital
                        Corporation and the Company                                                Filed
Exhibit 6.3           Employment and Services Agreement dated August 2, 1999 between the Company
                        and Jason John                                                             Filed
Exhibit 7             Material Foreign Patents                                                     None
Exhibit 12            Additional Exhibits                                                          None
Exhibit 27            Financial Data Schedule - December 31, 1999                                  Filed
                      Financial Data Schedule - March 31, 2000                                     Included

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

                                               CORBETT LAKE MINERALS, INC.



Dated May 16, 2000                             By:      "JASON JOHN"
                                                  -----------------------------
                                                     JASON JOHN - PRESIDENT

                           CORBETT LAKE MINERALS, INC.
                         (AN EXPLORATION STAGE COMPANY)


                              FINANCIAL STATEMENTS
                      (EXPRESSED IN UNITED STATES DOLLARS)
                                   (UNAUDITED)


                                 MARCH 31, 2000

CORBETT LAKE MINERALS, INC.
(An Exploration Stage Company)
BALANCE SHEETS
(Unaudited)

=============================================================================================================================
                                                                                                  March 31,    December 31,
                                                                                                    2000            1999
-----------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents                                                               $        22,361  $        32,426
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT
    Accounts payable and accrued liabilities                                                $         2,000  $        10,579
                                                                                            ---------------  ---------------

STOCKHOLDERS' EQUITY
    Capital stock (Note 5)
       Authorized
         200,000,000  common shares, par value of $0.001
       Issued and outstanding
         March 31, 2000 - 12,000,000 common shares
         December 31, 1999 - 12,000,000 common shares                                               12,000           12,000
    Additional paid-in capital                                                                      45,000           45,000
    Deficit accumulated during the exploration stage                                               (36,639)         (35,153)
                                                                                            ---------------  ---------------
    Total stockholders' equity                                                                      20,361           21,847
                                                                                            ---------------  ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                  $       22,361  $        32,426
============================================================================================================================

HISTORY AND ORGANIZATION OF THE COMPANY (Note 1)

GOING CONCERN (Note 2)



   The accompanying notes are an integral part of these financial statements.

CORBETT LAKE MINERALS, INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Unaudited)

=============================================================================================================================
                                                                                               Cumulative
                                                                                                  from
                                                                                              Incorporation
                                                                                                   on
                                                                                              March 3, 1999     Three Month
                                                                                                   to          Period Ended
                                                                                                March 31,        March 31,
                                                                                                  2000             2000
----------------------------------------------------------------------------------------------------------------------------
EXPENSES
    Incorporation costs                                                                     $           640   $          --
    Filing and transfer agent fees                                                                    1,581           1,486
    Legal and audit fees                                                                             14,418              --
    Management fees                                                                                  10,000              --
    Mineral property acquisition costs                                                               10,000              --
                                                                                            ---------------  --------------

LOSS FOR THE PERIOD                                                                         $        36,639  $        1,486
=============================================================================================================================

BASIC AND DILUTED LOSS PER SHARE                                                            $            --   $        0.01
=============================================================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                                                                      --      12,000,000
=============================================================================================================================





   The accompanying notes are an integral part of these financial statements.

CORBETT LAKE MINERALS, INC.
(An Exploration Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited)

=============================================================================================================================

                                                                                                    Deficit
                                                                                                  Accumulated
                                                            Common Stock            Additional     During the
                                                    -----------------------------    Paid-in      Exploration
                                                        Shares         Amount        Capital          Stage        Total
-----------------------------------------------------------------------------------------------------------------------------
INCEPTION, MARCH 3, 1999                                       --  $          --  $          --  $          --  $          --

Shares issued for cash                                 12,000,000         12,000         45,000             --         57,000

Loss for the period                                            --             --             --        (35,153)       (35,153)
                                                    -------------  -------------  -------------  -------------  -------------

BALANCE, DECEMBER 31, 1999                             12,000,000         12,000         45,000        (35,153)        21,847

Loss for the period                                            --             --             --         (1,486)        (1,486)
                                                    -------------  -------------  -------------  -------------  -------------
BALANCE, MARCH 31, 2000                                12,000,000  $      12,000  $      45,000  $     (36,639) $      20,361
=============================================================================================================================




   The accompanying notes are an integral part of these financial statements.

CORBETT LAKE MINERALS, INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited)

=============================================================================================================================
                                                                                              Cumulative
                                                                                                 from
                                                                                             Incorporation
                                                                                                  on
                                                                                             March 3, 1999     Three Month
                                                                                                  to           Period Ended
                                                                                                March 31,        March 31,
                                                                                                  2000             2000
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the period                                                                     $       (36,639) $        (1,486)
    Change in other operating assets and liabilities:
       Decrease in accounts payable and accrued liabilities                                           2,000           (8,579)
                                                                                            ---------------  ---------------
    Net cash used in operating activities                                                           (34,639)         (10,065)
                                                                                            ---------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net cash used in investing activities                                                                --               --
                                                                                            ---------------  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of capital stock for cash                                                               57,000               --
                                                                                            ---------------  ---------------

    Net cash provided by financing activities                                                        57,000               --
                                                                                            ---------------  ---------------

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                                                22,361          (10,065)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                           --           32,426
                                                                                            ---------------  ---------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                    $        22,361  $        22,361
=============================================================================================================================

CASH PAID DURING THE PERIOD FOR:
    Interest expense                                                                        $            --  $            --
    Income taxes                                                                                         --               --
=============================================================================================================================

SUPPLEMENTAL   DISCLOSURE  FOR  NON-CASH  OPERATING,   FINANCING  AND  INVESTING
ACTIVITIES

     There were no significant non-cash transactions for the three month period ended March 31, 2000 and for the period from incorporation on March 3, 1999 to March 31, 2000.

   The accompanying notes are an integral part of these financial statements.

CORBETT LAKE MINERALS, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2000

1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was formed on March 3, 1999 under the Laws of the State of Nevada and is in the business of exploration and development of mineral properties. The Company has not yet determined whether its properties contain mineral resources that may be economically recoverable. The Company therefore has not reached the development stage and is considered to be an exploration stage company.

     The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders' equity and cash flows at March 31, 2000 and for the periods then ended have been made. These financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 1999. The results of operations for the period ended March 31, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.

2.   GOING CONCERN

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company has incurred operating losses and requires additional funds to meet its obligations and maintain its operations. Management's plan in this regard is to raise equity financing as required. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from this uncertainty.

=============================================================================================================================
                                                                                                March 31,      December 31,
                                                                                                  2000            1999
-----------------------------------------------------------------------------------------------------------------------------
         Deficit accumulated during the exploration stage                                    $    (36,639)   $     (35,153)
         Working capital                                                                           20,361           21,847
=============================================================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less. These are recorded at cost which approximates market.

CORBETT LAKE MINERALS, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2000


3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     RESOURCE PROPERTIES

     Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value.

     ENVIRONMENTAL REQUIREMENTS

     At the report date, environmental requirements related to mineral claims acquired (Note 4) are unknown and therefore an estimate of any future cost cannot be made.

     INCOME TAXES

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     LOSS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS
     128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

CORBETT LAKE MINERALS, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2000

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)


     FOREIGN CURRENCY TRANSLATION

     Translation amounts denominated in foreign currencies are translated into United States currency at exchanges rates prevailing at transactions dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in income.

     STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

     COMPREHENSIVE INCOME

     The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of March 31, 2000.

     ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

4.   MINERAL PROPERTY

     On July 20, 1999, the Company was granted the right to acquire a 100% interest in the CP 1-12 mining claims located in the Nicola Mining Division of British Columbia for $10,000 (paid). As the claims do not contain any known reserves, the acquisition costs have been expensed during the period ended December 31, 1999. To exercise its option, the Company must complete a recommended work program in the amount of CDN$11,700 by July 20, 2000.

CORBETT LAKE MINERALS, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2000

5.   CAPITAL STOCK

     The authorized common stock of the Company is 200,000,000 shares of common stock with a par value of $0.001 per share. All of the issued and outstanding shares are fully paid and non-assessable. All shares have equal voting rights and, when validly issued, are entitled to one vote per share in all matters to be voted upon by the stockholders. The shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Holders of common shares are entitled to share rateable in dividends, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available for dividend payments.

     The Company has issued 7,000,000 common shares under Rule 504 of Regulation D of the Securities Act of 1933, at a price of $0.001 per share, for total proceeds of $7,000. In addition, the Company has issued 5,000,000 common shares under Rule 504 of Regulation D of the Securities Act of 1933, at a price of $0.01 per share, for total proceeds of $50,000.

6.   INCOME TAXES

     The Company's total deferred tax asset is as follows:

=====================================================================================================================
                                                                                          March 31,    December 31,
                                                                                            2000            1999
---------------------------------------------------------------------------------------------------------------------
Tax benefit of net operating loss carryforward                                       $         5,496  $        5,273
Valuation allowance                                                                           (5,496)         (5,273)
                                                                                     ---------------  --------------
                                                                                     $            --  $           --
=====================================================================================================================

The Company has a net operating loss carryforward of approximately $36,639. The Company has provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

7.   COMMITMENT

The Company entered into an Employment and Services Agreement dated August 2, 1999, with the director of the Company, whereby the Company shall pay a salary of $15,000 annually for a period of two years.